UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934

March 14, 2008

COMMISSION FILE NO. 1 - 10421

LUXOTTICA GROUP S.p.A.

VIA C. CANTÙ 2, MILAN, 20123 ITALY
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of
Form 20-F or Form 40-F. Form 20-F ☒ Form 40-F ☐

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Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to
Rule 12g3-2(b) under the Securities Exchange Act of 1934. Yes ☐ No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with
Rule 12g3-2(b): 82-

Set forth below is the text of a press release issued on March 13, 2008.

Luxottica’s cash dividend for FY 2007 set to increase by a further 17%

- The Group posts record €492 million in consolidated net income for the year -

Milan, Italy — March 13, 2008 — The Board of Directors of Luxottica Group S.p.A. (NYSE: LUX; MTA: LUX) a global leader in the design, manufacturing and distribution of premium fashion and luxury eyewear, convened today in Milan by chairman Leonardo Del Vecchio, approved consolidated results in accordance with both International Financial Reporting Standards (IFRS) and U.S. Generally Accepted Accounting Principles (U.S. GAAP) for the twelve-month period ended December 31, 2007 and resolved to propose a 17 percent increase in the cash dividend to be paid for fiscal year 2007 to €0.49 per ordinary share, as compared to 2006. The dividend payment will be submitted to shareholders for approval at the Group’s upcoming Ordinary Shareholders’ Meeting to be held in May.

At the Ordinary Meeting, the Board of Directors will also submit to shareholders for approval, in accordance with Italian law, Luxottica Group S.p.A.’s unconsolidated statutory financial statements for fiscal year 2007 in accordance with IFRS.

Luxottica Group consolidated sales results and other key figures for the respective periods were already announced on January 29 and February 7 of this year. Other financial highlights for the three- and twelve-month periods ended December 31, 2007, in accordance with U.S. GAAP, are listed below. A detailed balance sheet, income statements and other financial tables for both periods are also attached to this release for perspective.

Fiscal year 2007(1)

•	Consolidated sales: €4,966 million (+6.2%) (+12.5% excluding effect of exchange rates), including €87 million of Oakley sales (6 weeks)
•	Sales by Division (excluding Oakley):
-	Retail sales: €3,234 million (-1.8%) (+5.6% excluding effect of exchange rates);
-	Total wholesale sales: €1,993 million (+16.2%) (+20.2% excluding effect of exchange rates)
•	Consolidated operating income: €833 million (+10.2%); Operating margin: 16.8%
•	Operating income by Division (excluding Oakley)
-	Retail operating income: €362 million (-16.2%); Retail operating margin: 11.2%
-	Wholesale operating income: €528 million (+18.4%); Wholesale operating margin: 26.5%
•	Consolidated net income(2): €492 million (+14.3%); Net margin: 9.9%
•	Earnings per share: €1.08 (US$1.48 per ADS) EPS pre trademark amortization €1.17 (US$1.60)

Fourth quarter of 2007(1)

•	Consolidated sales: €1,189 million (+7.0%) (+16.1% excluding effect of exchange rates), including €87 million of Oakley sales (6 weeks)
•	Sales by Division (excluding Oakley):
-	Retail sales: €714 million (-7.2%) (+2.8% excluding effect of exchange rates);
-	Total wholesale sales: €478 million (+15.6%) (+21.7% excluding effect of exchange rates)
•	Consolidated operating income: €152 million (-8.0%); Operating margin: 12.8%
•	Operating income by Division (excluding Oakley)
-	Retail operating income: €59 million (-31.7%); Retail operating margin: 8.2%
-	Wholesale operating income: €110 million (+5.5%); Wholesale operating margin: 23.0%
•	Consolidated net income: €97 million (-4.0%)(3); Net margin: 8.1%
• Earnings per share: €0.21 (US$0.31 per ADS) EPS pre trademark amortization €0.24 (US$0,35)

Andrea Guerra, chief executive officer of Luxottica Group, commented: “We are extremely pleased with our performance in 2007, as we were able to post record results for the year in terms of sales, operating margin and net income despite the increasingly challenging macroeconomic environment. Additionally, as demonstrated by our year-over-year improvement in consolidated net income of approximately 15 percent, we remain focused on generating value for our shareholders. The Board will propose a 17 percent year-over-year increase in the cash dividend to be paid for fiscal 2007, reflecting a payout ratio of 45 percent.

“Within the existing environment, key elements of our ability to continue to grow were once again the strength of our business model, the importance of the ongoing program of investment, the extremely well-articulated brand and retail portfolios, as well as the increasing geographical diversification and penetration.

“With respect to North America, we are especially pleased with the performance of our overall business in that market, which posted a six percent growth in sales in U.S. Dollars for the year. In particular, the performance of the retail division in that market was satisfactory, especially when compared with that of other comparable leading retailers in that market.

“Today we are fully focused on delivering results at the operating level and on the integration of the Oakley business. During the first two months of the current year, our wholesale business is showing growth in all markets worldwide, while the retail business remains steady overall. With respect to the Oakley business, we continue to be extremely pleased with the speed at which we are completing many strategic projects. Going forward, we are expecting that this business will contribute the most during the second and third quarters of the year, when it has historically enjoyed its strongest positive seasonality.”

Luxottica Group’s consolidated net outstanding debt on December 31, 2007, was €2,872 million, reflecting a consolidated net debt to pro-forma EBITDA ratio(3) of 2.5x.

Proposed dividend for fiscal year 2007

The Board of Directors today also scheduled the Company’s Ordinary Shareholders’ Meeting and Extraordinary Shareholders’ Meeting for May 13, 2008, on first call, and for May 14, 2008, on second call.

At the Ordinary Meeting, the Board of Directors will propose to shareholders a 17 percent increase in the cash dividend to be paid for fiscal year 2007 to €0.49 per ordinary share. This will represent a dividend payout ratio of 45 percent, in line with that for fiscal year 2006. Last year, shareholders approved the payment of a cash dividend of €0.42 per ordinary share or ADS.

Other Board resolutions

The Board of Directors also resolved today to submit to the Ordinary Shareholders’ Meeting of the Company a proposal to authorize a program to repurchase and dispose of up to 18,500,000 of Luxottica’s ordinary shares, representing 4.00 percent of the Company’s issued and outstanding share capital. Included in the authorization requested are 6,434,786 of the Company’s ordinary shares held by Arnette Optics Illusions Inc., a company controlled by Luxottica Group.

The authorization requested at the Ordinary Shareholders’ Meeting of the Company is intended to provide the Company with treasury shares in order to efficiently manage the Company’s capital and to implement the performance share plan to be granted to the Group’s top managers, under the terms described more fully below.

The maximum and minimum price of the share purchases will be equal to the market price of Luxottica’s ordinary shares on the Milan Stock Exchange’s Mercato Telematico Azionario (MTA) on the day preceding the relevant purchase, respectively increased or decreased by 10 percent.

The authorization to purchase ordinary shares is required for a period of 18 months beginning on the date that the Ordinary Shareholders’ Meeting approves the relevant resolution.

The Board of Directors also resolved today to submit to the Ordinary Shareholders’ Meeting a proposal to approve a share incentive plan (the “2008 Performance Shares Plan”) for the Group’s top managers to be identified by the Company’s Board of Directors.

The plan is intended to strengthen the loyalty of the Group’s key employees and to recognize their contributions to the success of the Group on a medium- to long-term basis.

The beneficiaries of the plan will be granted the right to receive ordinary shares of the Company, without consideration, at the end of a three-year vesting period and subject to achievement of certain Group performance targets, to be determined by the Company’s Board of Directors.

The plan will have a term of five years, during which the Board of Directors may resolve to issue different grants to the plan’s beneficiaries. The plan covers a maximum of 6,500,000 ordinary shares of the Company. Each annual grant of performance shares will not exceed 2,000,000 ordinary shares.

In accordance with Section 2, art. 154 bis of Legislative Decree n. 58/1998 of the Italian Law, Enrico Cavatorta, Luxottica Group’s chief financial officer, confirms that the financial data included in this press release corresponds to that included in the Company’s accounting records.

Luxottica Group S.p.A.

Luxottica Group is a global leader in eyewear, with over 6,000 optical and sun retail stores in North America, Asia-Pacific, China, South Africa and Europe and a strong brand portfolio that includes Ray-Ban, the best selling sun and prescription eyewear brand in the world, as well as, among others, license brands Bvlgari, Burberry, Chanel, Dolce & Gabbana, Donna Karan, Polo Ralph Lauren, Prada, Salvatore Ferragamo and Versace, and key house brands Oakley, Oliver Peoples, Vogue, Persol, Arnette and REVO. In addition to a global wholesale network that touches 130 countries, the Group manages leading retail brands such as LensCrafters, Pearle Vision and Sunglass Icon, in North America, OPSM and Laubman & Pank in Asia-Pacific, and Sunglass Hut globally. The Group’s products are designed and manufactured in six Italy-based high-quality manufacturing plants and in the only two China-based plants wholly-owned by a premium eyewear manufacturer. For fiscal year 2007, Luxottica Group (NYSE: LUX; MTA: LUX) posted consolidated net sales of €5 billion. Additional information on the Group is available at www.luxottica.com.

Safe Harbor Statement

Certain statements in this press release may constitute “forward-looking statements” as defined in the Private Securities Litigation Reform Act of 1995. Such statements involve risks, uncertainties and other factors that could cause actual results to differ materially from those which are anticipated. Such risks and uncertainties include, but are not limited to, the ability to successfully integrate Oakley’s operations, the ability to realize expected synergies from the merger with Oakley, the ability to successfully introduce and market new products, the ability to maintain an efficient distribution network, the ability to predict future economic conditions and changes in consumer preferences, the ability to achieve and manage growth, the ability to negotiate and maintain favorable license arrangements, the availability of correction alternatives to prescription eyeglasses, fluctuations in exchange rates, the ability to effectively integrate other recently acquired businesses, as well as other political, economic and technological factors and other risks and uncertainties described in our filings with the U.S. Securities and Exchange Commission. These forward-looking statements are made as of the date hereof, and we do not assume any obligation to update them.

Luxottica Group S.p.A. media and investor relations contacts

Media Relations:

Carlo Fornaro, Group Corporate Communications Director

Tel.: +39 (02) 8633 4062

Email: MediaRelations@luxottica.com

Luca Biondolillo, Head of International Communications

Tel.: +39 (02) 8633 4668

Email: LucaBiondolillo@Luxottica.com

Investor Relations:

Alessandra Senici, Group Investor Relations Director

Tel.: +39 (02) 8633 4069

Email: Investorrelations@Luxottica.com

— TABLES TO FOLLOW —

(1) All comparisons, including percentage changes, are between the three- and twelve-month periods ended December 31, 2007 and 2006.

(2) Includes a non-recurring gain related to the sale of a real estate property in Milan, Italy in May 2007. The impact of the sale was a gain of approx. €20 million before taxes or approx. €13 million after taxes (equivalent to EPS of €0.02).

(3) The ratio of net debt to EBITDA is a non-U.S. GAAP measure.  For additional disclosure regarding net debt to EBITDA, please refer to the tables accompanying this press release.

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2007 AND DECEMBER 31, 2006

KEY FIGURES IN THOUSANDS OF EURO (3)

	2007	2006	% Change

NET SALES	1,188,500	1,110,553	7.0%

NET INCOME FROM CONTINUING OPERATIONS (4)	96,726	100,743	-4.0%

NET INCOME	96,726	95,689	1.1%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (4)	0.21	0.22	-4.5%

EPS PRE-TRADEMARK AMORTIZATION:
FROM CONTINUING OPERATIONS (4)	0.24	0.25	-4.0%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)
	2007	2006	% Change

NET SALES	1,721,662	1,431,391	20.3%

NET INCOME FROM CONTINUING OPERATIONS (4)	140,118	129,847	7.9%

NET INCOME	140,118	123,333	13.6%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (4)	0.31	0.29	7.3%

EPS PRE-TRADEMARK AMORTIZATION:
FROM CONTINUING OPERATIONS (4)	0.35	0.32	9.4%

Notes:	2007	2006
(1) Average exchange rate (in U.S. Dollars per Euro)	1.4486	1.2889
(2) Weighted average number of outstanding shares	456,047,831	453,587,473

(3)  Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(4)  Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2007 AND DECEMBER 31, 2006

KEY FIGURES IN THOUSANDS OF EURO (3)

	2007	2006	% Change

NET SALES	4,966,054	4,676,156	6.2%

NET INCOME FROM CONTINUING OPERATIONS (4)	492,204	430,705	14.3%

NET INCOME	492,204	424,286	16.0%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (4)	1.08	0.95	13.7%

EPS PRE-TRADEMARK AMORTIZATION:
FROM CONTINUING OPERATIONS (4)	1.17	1.04	12.5%

KEY FIGURES IN THOUSANDS OF U.S. DOLLARS (1) (3)
	2007	2006	% Change

NET SALES	6,805,977	5,869,979	15.9%

NET INCOME FROM CONTINUING OPERATIONS (4)	674,566	540,664	24.8%

NET INCOME	674,566	532,605	26.7%

BASIC EARNINGS PER SHARE (ADS) (2):
FROM CONTINUING OPERATIONS (4)	1.48	1.19	24.1%

PRE-TRADEMARK AMORTIZATION:
FROM CONTINUING OPERATIONS (4)	1.60	1.30	23.1%

Notes:	2007	2008
(1) Average exchange rate (in U.S. Dollars per Euro)	1.3705	1.2553
(2) Weighted average number of outstanding shares	455,184,797	452,897,854

(3)  Except earnings per share (ADS), which are expressed in Euro and U.S. Dollars, respectively

(4)  Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE THREE-MONTH PERIODS ENDED

DECEMBER 31, 2007 AND DECEMBER 31, 2006

In thousands of Euro (1)	4Q07	% of sales	4Q06 (2) (3)	% of sales	% Change

NET SALES	1,188,500	100.0%	1,110,553	100.0%	7.0%
COST OF SALES	(423,605)		(397,119)
GROSS PROFIT	764,895	64.4%	713,434	64.2%	7.2%
OPERATING EXPENSES:
SELLING EXPENSES	(391,988)		(368,966)
ROYALTIES	(33,009)		(28,383)
ADVERTISING EXPENSES	(81,600)		(62,611)
GENERAL AND ADMINISTRATIVE EXPENSES	(86,154)		(71,061)
TRADEMARK AMORTIZATION	(20,463)		(17,487)
TOTAL	(613,214)		(548,509)
OPERATING INCOME	151,681	12.8%	164,925	14.9%	-8.0%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(30,313)		(16,421)
INTEREST INCOME	6,019		3,676
OTHER - NET	16,109		(4,364)
OTHER INCOME (EXPENSES)-NET	(8,185)		(17,109)
INCOME BEFORE PROVISION FOR INCOME TAXES	143,496	12.1%	147,816	13.3%	-2.9%
PROVISION FOR INCOME TAXES	(44,314)		(45,708)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	99,182		102,108
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(2,455)		(1,364)
NET INCOME FROM CONTINUING OPERATIONS (2)	96,726	8.1%	100,743	9.1%	-4.0%
DISCONTINUED OPERATIONS			(5,054)
NET INCOME	96,726	8.1%	95,689	8.6%	1.1%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.21		0.22
TOTAL (1)	0.21		0.21
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	0.21		0.22
TOTAL (1)	0.21		0.21

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	456,047,831		453,587,473
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,478,516		457,044,068

Notes:

(1)  Except earnings per share (ADS), which are expressed in Euro

(2)  Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006

(3)  Certain amounts of 2006 have been reclassified to conform to 2007 presentation

LUXOTTICA GROUP

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED

DECEMBER 31, 2007 AND DECEMBER 31, 2006

In thousands of Euro (1)	2007	% of sales	2006 (2) (3)	% of sales	% Change

NET SALES	4,966,054	100.0%	4,676,156	100.0%	6.2%
COST OF SALES	(1,575,618)		(1,487,700)
GROSS PROFIT	3,390,436	68.3%	3,188,456	68.2%	6.3%
OPERATING EXPENSES:
SELLING EXPENSES	(1,591,438)		(1,525,760)
ROYALTIES	(129,644)		(104,579)
ADVERTISING EXPENSES	(348,198)		(318,128)
GENERAL AND ADMINISTRATIVE EXPENSES	(423,878)		(422,696)
TRADEMARK AMORTIZATION	(63,965)		(61,306)
TOTAL	(2,557,123)		(2,432,468)
OPERATING INCOME	833,313	16.8%	755,987	16.2%	10.2%
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(89,498)		(70,622)
INTEREST INCOME	17,087		9,804
OTHER - NET	19,780		(16,992)
OTHER INCOME (EXPENSES)-NET	(52,631)		(77,810)
INCOME BEFORE PROVISION FOR INCOME TAXES	780,681	15.7%	678,177	14.5%	15.1%
PROVISION FOR INCOME TAXES	(273,501)		(238,757)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	507,180		439,420
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(14,976)		(8,715)
NET INCOME FROM CONTINUING OPERATIONS (2)	492,204	9.9%	430,705	9.2%	14.3%
DISCONTINUED OPERATIONS			(6,419)
NET INCOME	492,204	9.9%	424,286	9.1%	16.0%
BASIC EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	1.08		0.95
TOTAL (1)	1.08		0.94
FULLY DILUTED EARNINGS PER SHARE (ADS):
FROM CONTINUING OPERATIONS (1) (2)	1.07		0.94
TOTAL (1)	1.07		0.93

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	455,184,797		452,897,854
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,530,609		456,185,650

Notes:

(1)  Except earnings per share (ADS), which are expressed in Euro

(2)  Results of Things Remembered, a former specialty gift business that was sold in September 2006, are reclassified as discontinued operations and are not included as cash flows from continuing operations for 2006

(3)  Certain amounts of 2006 have been reclassified to conform to 2007 presentation

LUXOTTICA GROUP

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 31, 2007 AND DECEMBER 31, 2006

In thousands of Euro	December 31, 2007	December 31, 2006

CURRENT ASSETS:
CASH	302,894	339,122
MARKETABLE SECURITIES	21,345
ACCOUNTS RECEIVABLE	665,184	533,772
SALES AND INCOME TAXES RECEIVABLE	89,000	24,924
INVENTORIES	575,016	400,895
PREPAID EXPENSES AND OTHER	139,305	98,156
DEFERRED TAX ASSETS - CURRENT	117,853	96,595
TOTAL CURRENT ASSETS	1,910,597	1,493,464

PROPERTY, PLANT AND EQUIPMENT - NET	1,057,782	787,201

OTHER ASSETS
INTANGIBLE ASSETS - NET	3,907,957	2,524,976
INVESTMENTS	17,668	23,531
OTHER ASSETS	194,329	93,588
SALES AND INCOME TAXES RECEIVABLE	1,042	913
DEFERRED TAX ASSETS - NON-CURRENT	67,891	45,205
TOTAL OTHER ASSETS	4,188,887	2,688,213

TOTAL	7,157,266	4,968,878

CURRENT LIABILITIES:
BANK OVERDRAFTS	455,588	168,358
CURRENT PORTION OF LONG-TERM DEBT	792,617	359,527
ACCOUNTS PAYABLE	423,432	349,598
ACCRUED EXPENSES AND OTHER	441,721	374,718
ACCRUAL FOR CUSTOMERS’ RIGHT OF RETURN	26,557	17,881
INCOME TAXES PAYABLE	19,314	155,195
TOTAL CURRENT LIABILITIES	2,159,229	1,425,277

LONG-TERM LIABILITIES:
LONG-TERM DEBT	1,926,523	959,735
LIABILITY FOR TERMINATION INDEMNITIES	56,911	60,635
DEFERRED TAX LIABILITIES - NON-CURRENT	248,377	95,124
OTHER	229,972	181,888
TOTAL LONG-TERM LIABILITIES	2,461,782	1,297,381

COMMITMENTS AND CONTINGENCIES:
MINORITY INTERESTS IN CONSOLIDATED SUBSIDIARIES	41,097	30,371

SHAREHOLDERS’ EQUITY:
462,623,620 ORDINARY SHARES AUTHORIZED AND ISSUED – 456,188,834 SHARES OUTSTANDING	27,757	27,613
NET INCOME	492,204	424,286
RETAINED EARNINGS	1,975,196	1,763,950
TOTAL SHAREHOLDERS’ EQUITY	2,495,158	2,215,849

TOTAL	7,157,266	4,968,878

Note:

(1)  Certain amounts of 2006 have been reclassified to conform to 2007 presentation

LUXOTTICA GROUP

CONSOLIDATED FINANCIAL HIGHLIGHTS

FOR THE YEAR ENDED

DECEMBER 31, 2007 AND DECEMBER 31, 2006

- SEGMENTAL INFORMATION -

In thousands of Euro	Manufacturing and Wholesale	Retail	Oakley (2)	Inter-Segment Transactions and Corporate Adj. (3)	Consolidated

2007
Net Sales	1,992,740	3,233,802	86,964	(347,452)	4,966,054
Operating Income	527,991	361,809	3,717	(60,204)	833,313
% of sales	26.5%	11.2%	4.3%	17.3%	16.8%
Capital Expenditures	112,973	213,292	8,503		334,769
Depreciation & Amortization	68,981	118,100	7,682	38,050	232,813
Assets	2,321,204	1,425,950	1,937,292	1,472,820	7,157,266

2006 (1)

Net Sales	1,715,369	3,294,160		(333,374)	4,676,156
Operating Income	445,843	431,546		(121,403)	755,987
% of sales	26.0%	13.1%		36.4%	16.2%
Capital Expenditures	108,117	164,063			272,180
Depreciation & Amortization	57,331	122,403		41,063	220,797
Assets	1,853,144	1,343,481		1,772,252	4,968,878

2006 As adjusted (4)

Net Sales	1,715,369	3,294,160	76,557	(336,444)	4,749,642
Operating income	445,843	431,546	192	(123,897)	753,685
% of sales	26.0%	13.1%	0.3%	36.8%	15.9%
Depreciation & Amortization	57,331	122,403	8,494	41,063	229,291

Notes :

(1)  Results of Things Remembered, Inc., a former subsidiary that was sold in September 2006, are classified as discontinued operations and are not included in results of operations of 2006.

(2)  It includes Oakley results of operation for the six weeks period from acquisition date (Nov. 14, 2007), one-off charges and relevant trademark amortization

(3)  It includes a non-recurring gain related to the sale of a real estate property in May 2007. The impact of the sales was a gain of approx. € 20 million before taxes or approx. € 13 million after taxes, equivalent to € 0.02 at EPS level.

(4)  These consolidated adjusted amounts  are a non-GAAP measurement. The company has included this measurement to give comparative information for the two periods discussed, aligning the consolidation periods of Oakley for both years 2006 and 2007. They reflect the consolidation of Oakley results for the last six weeks of 2006 (as it is in 2007) and same trademark amortization as in 2007. This information does not purport to be indicative of the actual result that would have been achieved had the Oakley acquisition been completed as of November 14, 2006.

LUXOTTICA GROUP

RECONCILIATION OF THE CONSOLIDATED INCOME STATEMENT

PREPARED IN ACCORDANCE WITH US GAAP AND IAS / IFRS FOR THE YEAR ENDED DECEMBER 31, 2007,

PURSUANT TO CONSOB REGULATION N. 27021 OF APRIL 7, 2000 AND IN ACCORDANCE WITH CONSOB

COMMUNICATION DME/5015175 DATED MARCH 10, 2005

CONSOLIDATED INCOME STATEMENT

FOR THE YEAR ENDED DECEMBER 31, 2007

In thousands of Euro (1)	US GAAP									IAS / IFRS
	2007	IFRS 2	IFRS 3	IAS 12	IAS 19	IAS 38	IAS 39	FIN 48	Total	2007

		Stock option	Business combination	Income Taxes	Employee benefit	Intangible Depreciation	Derivatives	Derecognition	Adjustments IAS/IFRS

NET SALES	4,966,054									4,966,054
COST OF SALES	(1,575,618)		(2,046)						(2,046)	(1,577,664)
GROSS PROFIT	3,390,436		(2,046)						(2,046)	3,388,390
OPERATING EXPENSES:
SELLING EXPENSES	(1,591,438)		(1,230)						(1,230)	(1,592,668)
ROYALTIES	(129,644)									(129,644)
ADVERTISING EXPENSES	(348,198)					(1,157)			(1,157)	(349,355)
GENERAL AND ADMINISTRATIVE EXPENSES	(423,878)	(4,381)	(192)		8,957				4,384	(419,494)
TRADEMARK AMORTIZATION	(63,965)									(63,965)
TOTAL	(2,557,123)	(4,381)	(1,422)		8,957	(1,157)			1,997	(2,555,126)
OPERATING INCOME	833,313	(4,381)	(3,468)		8,957	(1,157)			(48)	833,264
OTHER INCOME (EXPENSE):
INTEREST EXPENSES	(89,498)		(2,849)				609		(2,239)	(91,738)
INTEREST INCOME	17,087									17,087
OTHER - NET	19,780		(1,074)				(178)		(1,252)	18,529
OTHER INCOME (EXPENSES)-NET	(52,631)		(3,923)				432		(3,491)	(56,123)
INCOME BEFORE PROVISION FOR INCOME TAXES	780,681	(4,381)	(7,391)		8,957	(1,157)	432		(3,539)	777,142
PROVISION FOR INCOME TAXES	(273,501)	(2,258)	1,354	5,760	(2,465)	451	(226)	(8,060)	(5,442)	(278,943)
INCOME BEFORE MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	507,180	(6,638)	(6,036)	5,760	6,493	(706)	206	(8,060)	(8,982)	498,199
MINORITY INTEREST IN INCOME OF CONSOLIDATED SUBSIDIARIES	(14,976)		6,628						6,628	(8,349)
NET INCOME	492,204	(6,638)	591	5,760	6,493	(706)	206	(8,060)	(2,354)	489,850
BASIC EARNINGS PER SHARE (ADS) (1)	1.08									1.08
FULLY DILUTED EARNINGS PER SHARE (ADS) (1)	1.07									1.07

WEIGHTED AVERAGE NUMBER OF OUTSTANDING SHARES	455,184,797									455,184,797
FULLY DILUTED AVERAGE NUMBER OF SHARES	458,530,609									458,297,325

Notes :

(1) Except earnings per share (ADS), which are expressed in Euro

NON-GAAP MEASURE:

NET DEBT TO PRO FORMA EBITDA RATIO FOR FY 2007

Net debt means the sum of bank overdrafts, current portion of long-term debt and long-term debt, less cash and cash equivalents.  EBITDA represents income from operations before depreciation and amortization.  Pro forma EBITDA reflects the consolidated EBITDA of the Company as adjusted to include the results of operations of Oakley, Inc., which was acquired by the Company on November 14, 2007, as if it had been acquired on January 1, 2007.  The Company believes that pro forma EBITDA is useful to both management and investors in evaluating the Company’s operating performance compared to that of other companies in its industry.  Our calculation of pro forma EBITDA allows us to compare our operating results with those of other companies without giving effect to financing, income taxes and the accounting effects of capital spending, which items may vary for different companies for reasons unrelated to the overall operating performance of a company’s business. The ratio also allows management to assess the cost of existing debt since it affects the interest rates charged by the Company’s lenders.

Management believes that the net debt to pro forma EBITDA ratio for fiscal year 2007 is useful to investors because it allows investors to assess the impact of cash flows on the Company’s level of leverage.  Pro forma EBITDA and the ratio of net debt to pro forma EBITDA are not measures of performance under accounting principles generally accepted in the United States (U.S. GAAP).  We include them in this press release in order to:

•                                          improve transparency for investors;

•                                          assist investors in their assessment of the Company’s operating performance and its ability to refinance its debt as it matures and incur additional indebtedness to invest in new business opportunities;

•                                          assist investors in their assessment of the Company’s cost of debt;

•                                          ensure that these measures are fully understood in light of how the Company evaluates its operating results and leverage;

•                                          properly define the metrics used and confirm their calculation; and

•                                          share these measures with all investors at the same time.

Pro forma EBITDA and the ratio of net debt to pro forma EBITDA are not meant to be considered in isolation or as a substitute for items appearing on our financial statements prepared in accordance with U.S. GAAP.  Rather, these non-GAAP measures should be used as a supplement to U.S. GAAP results to assist the reader in better understanding the operational performance of the Company.  The Company cautions that these measures are not defined terms under U.S. GAAP and their definitions should be carefully reviewed and understood by investors.  Investors should be aware that Luxottica Group’s method of calculating pro forma EBITDA and the ratio of net debt to pro forma EBITDA may differ from methods used by other companies.  The Company recognizes that the usefulness of pro forma EBITDA and the ratio of net debt to pro forma EBITDA as evaluative tools may have certain limitations, including the following:

•              Pro forma  EBITDA does not include interest expense.  Because we have borrowed money in order to finance our operations, interest expense is a necessary element of our costs and ability to generate profits and cash flows.  Therefore, any measure that excludes interest expense may have material limitations.

•              Pro forma EBITDA does not include depreciation and amortization expense.  Because we use capital assets, depreciation and amortization expense is a necessary element of our costs and ability to generate profits.  Therefore, any measure that excludes depreciation and expense may have material limitations.

•              Pro forma EBITDA does not include provision for income taxes.  Because the payment of income taxes is a necessary element of our costs, any measure that excludes tax expense may have material limitations.

•              Pro forma EBITDA does not reflect cash expenditures or future requirements for capital expenditures or contractual commitments.

•              Pro forma EBITDA does not reflect changes in, or cash requirements for, working capital needs.

•              Pro forma EBITDA does not allow us to analyze the effect of certain recurring and non-recurring items that materially affect our net income or loss.

•              The ratio of net debt to pro forma EBITDA is net of cash and cash equivalents, restricted cash and short-term investments, thereby reducing our debt position.  Because we may not be able to use our cash to reduce our debt on a dollar-for-dollar basis, this measure may have material limitations.

We compensate for the foregoing limitations by using pro forma EBITDA and the ratio of net debt to pro forma EBITDA as two of several comparative tools, together with U.S. GAAP measurements, to assist in the evaluation of our future operating performance and leverage.

See the tables on the following page for (1) a reconciliation of net debt as of December 31, 2007 to long-term debt as of December 31, 2007, which is the most directly comparable U.S. GAAP financial measure, (2) a reconciliation of EBITDA and pro forma EBITDA for FY 2007 to income from operations for 2007, which is the most directly comparable U.S. GAAP financial measure, and (3) the calculation of the ratio of net debt to pro forma EBITDA.

NON-U.S.GAAP MEASURE: NET DEBT

Dec. 31, 2007

Long-term debt	1,926.5
(+)
Current portion of long-term debt	792.6
(+)
Bank overdrafts	455.6
(+)
Cash	(302.9)
(-)
Net debt	2,871.8
(=)

Non-U.S. GAAP Measure:

proforma EBITDA and ratio of net debt to proforma EBITDA

Millions of Euro	Dec. 31, 2007

	Luxottica Group	Oakley Inc. from January 1, 2007 to Acquisiton Date	Proforma
	(+)	(+)	(=)

Income from operations	833.3	44.8	878.1
(+)
Depreciation & amortization	232.8	55.4	288.2
(+)
EBITDA	1,066.1	100.2	1,166.3
(=)
Net debt / EBITDA			2.5x

Note:

Income from operations and, as a result, depreciation and amortization figures reflect the impact of the amortization of the Oakley trademark as of January 1, 2007, as if Luxottica Group had acquired that business as of that date.

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

LUXOTTICA GROUP S.p.A.

By: /s/ ENRICO CAVATORTA
Date: March 14, 2008	ENRICO CAVATORTA CHIEF FINANCIAL OFFICER